Exhibit (h)(2)

AMENDMENT TO TRANSFER AGENCY AND SERVICES AGREEMENT

This Amendment dated as of January 1, 2018 (this “Amendment”) is to the Transfer Agency and Services Agreement dated December 20, 2012, as amended (the “Agreement”), by and between ALPS Series Trust (the “Trust”), organized as a Delaware statutory trust, on behalf of the Cognios Market Neutral Large Cap (the “Fund”), a series of the Trust, and ALPS Fund Services, Inc. a Colorado corporation (“ALPS”).

WHEREAS, the Trust and ALPS wish to amend the Agreement in certain respects as more fully set forth below effective as of the date of this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual covenants hereinafter contained, the parties hereto agree as follows:

1. Effective as of January 1, 2018, Item 1. of the Fee Schedule of the Agreement is amended as follows:

1. Transfer Agency Services (Appendix B)

Annual Fee: $[Redacted]* annual minimum per fund, plus

Annual Open Account Fees:

Open Accounts	Fees Per Account
Direct	$[Redacted]*
NSCC	$[Redacted]*

Annual Inactive Account Fee:

$[Redacted]* per each inactive account (an inactive account is an account that has a zero balance that has had activity in the last eighteen months)

Fees are billable on a monthly basis at the rate of 1/12 of the annual fee plus monthly fees. A charge is made for an account in the month that an account opens.

*	Subject to an annual cost of living adjustment

2. Except as specifically set forth herein, all other provisions of the Agreement and the Fee Schedule shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ALPS SERIES TRUST,
on behalf of the Fund

By:	/s/Jeremy O. May
Name:	Jeremy O. May
Title:	President

ALPS FUND SERVICES, INC.

By:	/s/Jeremy O. May
Name:	Jeremy O. May
Title:	President

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